EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

August 9, 2004

04036187

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

United States Sec Filing
August 9, 2004

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Retains Investor Relations Services – dated July 15, 2004.
2. Emgold Grants Stock Options – dated July 16, 2004.
3. Emgold Discovers New Zones at the Idaho-Maryland – dated July 21, 2004.

EMGOLD MINING CORPORATION.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

July 15, 2004 Ticker Symbol: **EMR**-TSX Venture Exchange

EMGOLD RETAINS INVESTOR RELATIONS SERVICES

Emgold Mining Corporation (EMR: TSX Venture Exchange (the "Company") is pleased to announce that it has retained the Los Angeles area firm of Michael Baybak and Company, Inc. ("MBC") to conduct institutionally-oriented investor relations programs on behalf of the Company. Headed by Mr. Michael Baybak, MBC is a long-term public relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and other investor audiences.

The Company will pay MBC a monthly fee of US$5,000 for the one-year term of the agreement. The agreement may be terminated after the first four months and/or may be renewed after the initial term. Pursuant to the Agreement, Emgold will also grant 200,000 incentive stock options to a principal of MBC, exercisable at a price of $0.90 each for a period of ten years, subject to regulatory approvals.

The Company also announces that it has retained investor relations services through its current management service provider, LMC Management Services Ltd. ("LMC") a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company..

LMC will provide the services of Mr. Mark Feeney, an experienced investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month commencing in July 2004. The Company may terminate Mr. Feeney's services at any time with 30-days written notice to LMC. The Company will pay LMC for Mr. Feeney's services from its current working capital.

Mr. Feeney received his undergraduate's degree from the University of British Columbia in 1986 and his MBA from the London School of Business in 1991. He has over fifteen years of international experience with investment firms working in the areas of institutional sales, trading and corporate finance. He has also worked as a consultant to a number of public companies in the mining and real estate sectors; where he was responsible for the development and implementation of investor relations programs.

Mr. Feeney will provide consistent and timely contact with the Company's shareholders, other investors and industry professionals on behalf of the Company. In addition, he will consult with and advise the Company on various investor relations and corporate development matters including the distribution of news and information on the Company.

Notice of termination of the Investor Relations and Marketing Agreement between the Company and Coal Harbor Communications was delivered to Coal Harbor Communications on June 30, 2003, with such termination to be effective July 30, 2004.

William J. Witte, P. Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

EMGOLD MINING CORPORATION.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

July 16, 2004 Ticker Symbol: **EMR**-TSX Venture Exchange

EMGOLD GRANT STOCK OPTIONS

Emgold Mining Corporation. (EMR-TSX Venture) (the "Company") has granted a total of 2,130,000 incentive stock options to directors, officers, employees and consultants, exercisable over a ten-year period expiring July 12, 2014, at a price of $0.90 per share, being the closing price of the Company's shares on the TSX Venture Exchange on July 12, 2004. The options were issued in accordance with the Company's stock option plan approved by shareholders on June 18, 2003.

The Company's current stock option plan allows for issuance of 5,584,616 stock options, of which 1,018,916 remain available for issuance under the plan. Of the above options, 730,000 were granted to employees and consultants under the existing stock option plan and the balance of 1,400,000 have been issued to directors and officers. It is proposed that the stock option plan be amended at the Company's next annual general meeting to be held in June 2005, and that the plan and options granted be subject to regulatory and disinterested shareholder approval at that time.

William J. Witte, P. Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

July 21, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003
Standard and Poor's

EMGOLD DISCOVERS NEW ZONES AT THE IDAHO-MARYLAND

Emgold Mining Corporation (EMR: TSX Venture Exchange) (the "Company") is pleased to announce results from the recently completed Phase II surface core drilling program at the Idaho-Maryland Gold Project located in Grass Valley, California. The primary focus of the surface drilling program was to further define the structural nature of the Idaho Deformation Corridor in near surface targets within historically mined areas west of the Idaho No 1 shaft, as well as several new locations that have never been mined. Visible gold was observed in some of the core and several unexpected high-grade intercepts were identified. This phase of drilling successfully confirmed the Company's geologic interpretation and exploration methodology for specific areas of the Idaho-Maryland gold deposit. Several new, high-quality exploration targets were identified, confirming the target-rich structural environment present on the Idaho-Maryland. The Company is reviewing the results of the Phase II surface drill program in conjunction with historical data to evaluate the possibility of increased mineral resources and the need to initiate a new NI 43-101 Technical Report.

The twenty-six hole program from two drill sites totaled 18,060 feet and was designed to follow-up the high-grade gold intercept in the Idaho 120 Vein (refer to press release – September 16, 2003), and test the entire unexplored width of the Idaho Deformation Corridor for new mineralized zones westward from the historic Idaho No. 1 Shaft. Coarse visible gold was noted in several drill intercepts and is typical of the historic high-grade gold deposits at the Idaho-Maryland Mine.

TARGETS ALONG WESTERN STRIKE EXTENSION - DRILL SITE A

Sixteen core holes tested the strike continuity of the Idaho Deformation Corridor westward from historically developed areas. Visible gold was intersected in the new Idaho 250 Vein and step-out drilling was conducted to test down-dip and westward from the high-grade intercept in hole IDH001, along the Idaho 120 Vein. Important structural geologic information obtained during this program will help direct future exploration. The drilling continued to provide valuable information regarding ore controls exerted by bench dislocations in the ultramafic – metavolcanic contact, along the south boundary of the Idaho Deformation Corridor. Drilling identified multiple large carbonate alteration blooms at depth, which are strong indicators for blind, high-grade shoots, and provide excellent targets for future surface and underground drill programs. A similar carbonate alteration bloom mapped at the surface resulted in the discovery of high grade gold in the Idaho 120 Vein reporting 10.1 feet grading 0.93 ounces of gold per ton (31.9 G/T).

PARTIAL ASSAY RESULTS FROM DRILL SITE A

Hole #	Interval From (ft)	Interval To (ft)	Interval (ft)	Interval (m)	Gold Grade (oz/ton)	Gold Grade (GPT)	Notes
IDH017	637.5	641.1	3.6	1.10	0.01	0.34	
IDH018	317.0	320.0	3.0	0.91	0.01	0.34	
	368.0	371.0	3.0	0.91	0.01	0.34	
	383.0	386.0	3.0	0.91	0.01	0.34	
IDH019	556.3	562.3	6.0	1.82	0.03	1.03	Visible Au
IDH020	513.5	517.0	3.5	1.07	0.01	0.34	
IDH021	486.0	489.0	3.0	0.91	0.01	0.34	
IDH022	372.0	375.0	3.0	1.83	0.09	3.08	Visible Au
	384.0	387.0	3.0	0.91	0.03	1.03	
	420.0	423.0	3.0	0.91	0.01	0.34	
IDH024	395.0	398.0	3.0	0.91	0.31	10.63	Visible Au
	404.0	407.0	3.0	0.91	0.02	0.69	
IDH029	355.0	358.0	3.0	0.91	0.03	1.03	
	367.0	373.0	6.0	1.83	0.03	1.03	

IDAHO 120 VEIN TARGET (SITE A)

The Idaho 120 Vein target remains open down-rake to the east and continues to show great promise for hosting a significant high-grade gold resource. Step-out drilling was conducted down-dip and westward from discovery hole IDH001 to test the westward extension of the Idaho 120 Vein, and continuity of the deformation corridor. Holes IDH016 through IDH029 targeted this area and successfully traced the Idaho 120 Vein westward, but found it to weaken rapidly to the west from the high-grade gold intercept in hole IDH001. Holes IDH017 through 20 intersected a very old stope (pre-1908 report) westward and up-dip along the 120 Vein from the IDH001 intercept, indicating that an oreshoot 200 feet in height and 200 feet in strike length had been present up-dip and westward. A shallowly-SE raking bench dislocation in the ultramafic – metavolcanic contact along the south side of the corridor appears to exert a strong control for this shoot, which is located on the north side of the corridor. The bench dislocation abruptly terminates westward, which marks the west end of the famous one million ounce stope in the Idaho 1 Vein and the pinching down of the 120 Vein shoot westward. The 1 Vein bonanza stope lies directly on top of the shallowly-raking bench dislocation. Similarly, the 120 Vein shoot appears to rake parallel to and above the elevation of the bench. The known 6,000-foot rake length of this bench dislocation indicates great promise for continuity in the 120 Vein shoot.

Step-out drilling along the Idaho 120 Vein and the deformation corridor could only be conducted westward from the IDH001 intercept, as angles of incidence to test the zone eastward were very unfavorable. A new drill site has been identified, which would be favorable for drill testing eastward down-rake along the Idaho 120 Vein high-grade shoot. Negotiations to lease this new site and obtain a work permit from the City of Grass Valley will be in progress shortly. It may take approximately 2 to 3 months to obtain the surface-drilling permit from the City to initiate a Phase III surface drill program.

IDAHO 250 VEIN TARGET (SITE A)

Coarse visible gold was observed in core that cut into the Idaho 250 Vein, a new zone of replacement-type gold mineralization hosted in a diabase unit. The coarse gold mineralization is hosted in an array of thin quartz stringers developed along the periphery of a shear zone that diagonally cuts westward through the diabase from hanging wall to footwall. This zone extends westward from the abrupt western termination of the bench dislocation in the ultramafic contact and close to the elevation of the bench. Step-out drilling confirmed the termination of this zone upward and along strike in both directions, but the target remains open to depth and will be a target for underground exploration.

TARGETS WEST OF THE IDAHO N° 1 SHAFT - DRILL SITE B

Ten core holes were drilled from Site B to test the entire width of the Idaho Deformation Corridor westward from the Idaho No. 1 Shaft. Visible gold mineralization was intersected at fairly shallow levels in the Idaho 192 Vein, up-rake of and west of the historic high-grade stope mined in that structure from 1908-1912. The 192 Vein was intersected in all holes that successfully penetrated through the historic Idaho 1 Vein stope. Two significant carbonate alteration blooms were identified coincident with strong faults on the northern side of the corridor. Both carbonate alteration blooms appeared in the farthest western drilling at Site B, and present good possibilities for future high grade gold discoveries along both faults at depth and to the west. Hole IDH006 targeted a theorized shallowly-dipping bench dislocation along the bottom keel of the Brunswick Slab. The hole was drilled to intersect the bench and a possible target at 900 feet vertical depth, but entered a strong carbonate alteration at 1100 feet vertical depth. This indicates that the bench in the contact lies 200 feet deeper and may cover a larger area than previously thought. The target was not reached as the drill rig was at the limits of its capability. High-grade stopes were historically mined within similar structural traps in the Idaho 16 Vein below the 1500 Level. The structural traps along bench dislocations under the keel of the Brunswick Slab continue to remain as promising exploration targets for underground exploration.

PARTIAL ASSAY RESULTS FROM DRILL SITE B

Hole #	Interval From (ft)	Interval To (ft)	Interval (ft)	Interval (m)	Gold Grade (oz/ton)	Gold Grade (GPT)	Notes
IDH006	292.0	295.0	3.0	0.91	0.01	0.34	
	592.0	595.0	3.0	0.91	0.02	0.69	
IDH008	126.4	130.0	3.6	1.10	0.06	2.06	
	154.0	157.0	3.0	0.91	0.01	0.34	
	160.0	163.0	3.0	0.91	0.01	0.34	
	163.0	166.0	3.0	0.91	0.03	1.03	
IDH009	130.8	133.8	3.0	0.91	0.17	5.83	
	184.0	187.0	3.0	0.91	0.03	1.03	
	187.0	193.0	6.0	1.83	0.17	5.83	Visible Au
including	187.0	190.0	3.0	0.91	0.25	8.57	
IDH010	154.8	158.8	4.0	1.22	0.04	1.37	
	222.0	228.5	6.5	1.98	0.02	0.69	
	247.5	250.4	2.9	0.88	0.03	1.03	
IDH011	170.0	173.0	3.0	0.91	0.01	0.34	
	213.0	219.0	6.0	1.83	0.17	5.83	
IDH012	114.7	118.0	3.3	1.01	0.04	1.37	
IDH013	145.0	149.0	4.0	1.22	0.02	0.69	
	165.7	172.3	6.6	2.01	0.01	0.34	
IDH014	258.0	267.0	9.0	2.74	0.02	0.69	

Hole #	Interval From (ft)	Interval To (ft)	Interval (ft)	Interval (m)	Gold Grade (oz/ton)	Gold Grade (GPT)	Notes
IDH015	251.2	255.0	3.8	1.16	0.04	0.34	
	286.0	291.5	5.5	1.68	0.02	0.69	
	318.0	321.0	3.0	0.91	0.01	0.34	

PROPOSED PHASE III SURFACE DRILLING PROGRAM

Plans are being developed to conduct a third phase of surface core drilling to: (1) expand the 120 Vein zone eastward down-rake, (2) investigate a bench dislocation in the ultramafic contact from Drill Site D, south of the Idaho no. 2 Shaft, and (3) test the entire width of the Idaho Deformation Corridor in the undeveloped area west of the Idaho no. 2 Shaft. The bench dislocation near Site D was mapped at the surface and may be a continuation of the Brunswick 11 Vein, an important umbrella-like structure potentially with high-grade gold mineralization in the eastern part of the Idaho-Maryland deposit.

The Idaho-Maryland exploration programs are planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company's geological staff, with review and verification by Mr. Payne, performed the data compilation for the surface core-drilling program. The Company has implemented a quality assurance/quality control program to ensure sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101. The drill cores are logged, sampled, and stored in a secure facility near the project site. All cores were of HQ-size to maximize core recovery a sample size. Surface core drilling over the past year on this project has been done primarily to better delineate existing gold resources in preparation for extensive drilling from a future underground drilling program.

A tabulated list of drill hole data and assay results in conjunction with maps and other geologic information will be posted on Emgold's website after all of the assays and check assays have been received and evaluated. For more information about Emgold, the Idaho-Maryland Project and the Ceramext™ process please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.